December 10, 2018

Charles R. Eyler
Senior Vice President
Puma Biotechnology, Inc.
10880 Wilshire Boulevard
Suite 2150
Los Angeles, CA 90024

       Re: Puma Biotechnology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-35703

Dear Mr. Eyler:

        We have reviewed your December 3, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 19, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 60

1. In your response to prior comment 2 you indicate that your external research and development costs include legal fees. Please tell us:
        The nature of these legal fees;
        The amount of legal fees included in research and development expenses in each of the last three fiscal years and the nine months ended September 30, 2018; and
        How these legal fees meet the definition of either research or development in ASC
          730-10-20 and your consideration of the guidance in ASC 730-10-55-2i. Charles R. Eyler
Puma Biotechnology, Inc.
December 10, 2018
Page 2

       You may contact SiSi Cheng at 202-551-5004 or Mark Brunhofer at 202-551-3638 with any questions.



FirstName LastNameCharles R. Eyler                     Sincerely,
Comapany NamePuma Biotechnology, Inc.
                                                       Division of Corporation
Finance
December 10, 2018 Page 2                               Office of Healthcare &
Insurance
FirstName LastName